Exhibit 1

Safe Bulkers, Inc. Reports First Quarter 2013 Results and Declares Quarterly Dividend

Athens, Greece – May 15, 2013 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the quarter ended March 31, 2013. The Company’s Board of Directors also declared a quarterly dividend of $0.05 per share for the first quarter of 2013.

Summary of First Quarter 2013 Results

•

Net revenue for the first quarter of 2013 remained almost unchanged at $44.2 million from $44.1 million during the same period in 2012.

•

Net income for the first quarter of 2013 decreased by 25% to $16.1 million from $21.6 million during the same period in 2012. Adjusted net income1 for the first quarter of 2013 decreased by 30% to $16.0 million from $22.9 million during the same period in 2012.

•

EBITDA2 for the first quarter of 2013 decreased by 10% to $27.5 million from $30.7 million during the same period in 2012. Adjusted EBITDA1 for the first quarter of 2013 decreased by 14% to $27.4 million from $31.9 million during the same period in 2012.

•

Earnings per share (“EPS”) and Adjusted EPS1 for the first quarter of 2013 were $0.21 and $0.21, respectively, calculated on a weighted average number of shares of 76,673,484, compared to $0.30 and $0.32, respectively, in the first quarter 2012, calculated on a weighted average number of shares of 71,868,950.

•

The Company’s Board of Directors declared a dividend of $0.05 per share for the first quarter of 2013.

_________________________

1 Adjusted net income, Adjusted EPS and Adjusted EBITDA represent Net Income, EPS and EBITDA before gain/(loss) on derivatives and foreign currency, respectively.  See Table 1.

2 EBITDA represents net income before interest, income tax expense, depreciation and amortization.

See Table 1.

Fleet and Employment Profile

In January 2013, the Company took early redelivery of the Maritsa, ahead of the contracted earliest redelivery date of January 29, 2015, following the early termination of the charter agreement and agreed to employ the vessel with the same charterer on a period time charter. In connection with this early redelivery the Company received a cash compensation payment of $13.1 million, which will be amortized over the period of the new period time charter.

In March 2013, the Company took delivery of the Pedhoulas Commander, a second-hand, 83,700 dwt, Japanese, 2008-built, Kamsarmax class vessel, for a purchase price of $19.4 million.

In April 2013, the Company took early redelivery of the Sophia ahead of the contracted earliest redelivery date of September 19, 2013. In connection with this early redelivery, the Company recognized early redelivery income of $3.0 million, net of commissions, consisting of cash compensation paid by the relevant charterer. The Company has employed the Sophia with a new charterer in the spot market.

In May 2013, the Company took early redelivery of the Vassos, ahead of the contracted earliest redelivery date of October 1, 2013. In connection with this early redelivery, the Company recognized early redelivery income of $2.3 million, consisting of cash compensation paid by the relevant charterer of $2.6 million, net of commissions, less accrued revenue of $0.3 million. The Company has employed the Vassos with a new charterer in the spot market.

In May 2013, the Company expects to take early redelivery of the Katerina, ahead of the contracted earliest redelivery date of January 1, 2014. In connection with this early redelivery, the Company expects to recognize early redelivery income of $1.8 million, consisting of cash compensation to be paid by the relevant charterer of $2.1 million, net of commissions, less accrued revenue of $0.3 million. The Company has employed the Katerina with a new charterer on a period time charter.

In April 2013, the Company entered into two shipbuilding contracts with a Japanese yard for the construction of two eco-design, 77,000 dwt, Panamax class vessels. The first vessel is scheduled for delivery during the second half of 2014, and the second for the first half of 2015. Each has a purchase price of $28.0 million.

As of May 15, 2013, the Company’s operational fleet comprised of 26 drybulk vessels with an average age of 5.1 years and an aggregate carrying capacity of 2.4 million dwt. The fleet consists of seven Panamax class vessels, seven Kamsarmax class vessels, ten Post-Panamax class vessels and two Capesize class vessels, all built 2003 onwards.

As of May 15, 2013, the Company had contracted to acquire eight additional drybulk newbuild vessels, with deliveries scheduled at various dates through 2015. The orderbook consists of five Panamax class vessels, two Post-Panamax class vessels and one Capesize class vessel.

Set out below is a table showing the Company’s existing and newbuild vessels and their contracted employment as of May 15, 2013:

Vessel Name	DWT	Year Built (1)	Country of construction	Charter Rate (2) USD/day	Charter Duration (3)
CURRENT FLEET
Panamax
Maria	76,000	2003	Japan	11,300	Mar 2013 - Jun 2013
Koulitsa	76,900	2003	Japan	8,500	Dec 2012 - Feb 2014
Paraskevi	74,300	2003	Japan	8,000	Jan 2013 - Jul 2013
Vassos	76,000	2004	Japan	9,300	May 2013 - Jun 2013
Katerina	76,000	2004	Japan	9,500	May 2013 - Sep 2013
Maritsa	76,000	2005	Japan	27,649 (4)	Mar 2013 - Dec 2014
Efrossini	75,000	2012	Japan	9,500	Feb 2013 - May 2013
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	18,350 BPI + 9.5%	Aug 2011 - Jul 2013 Jul 2013 - Jan 2015
Pedhoulas Trader	82,300	2006	Japan	41,850 BPI + 6.5% (5)	Aug 2008 - Jul 2013 Aug 2013 - Jul 2015
Pedhoulas Leader	82,300	2007	Japan	13,250	Jun 2012 - May 2014
Pedhoulas Commander	83,700	2008	Japan	8,000	May 2013 - Jun 2013
Pedhoulas Builder	81,600	2012	China	8,450	Oct 2012 - Nov 2013
Pedhoulas Fighter	81,600	2012	China	(BPI + 4%) -1,000 (6)	Aug 2012 - Sep 2013
Pedhoulas Farmer	81,600	2012	China	8,000	Sep 2012 - Sep 2013
Post-Panamax
Stalo	87,000	2006	Japan	34,160	Mar 2010 - Feb 2015
Marina	87,000	2006	Japan	41,557	Dec 2008 - Dec 2013
Sophia	87,000	2007	Japan	11,000	Apr 2013 -May 2013
Eleni	87,000	2008	Japan	41,738	Apr 2010 - Mar 2015
Martine	87,000	2009	Japan	10,000	May 2013 - Jun 2013
Andreas K	92,000	2009	South Korea	10,000	Dec 2012 - Feb 2014
Panayiota K	92,000	2010	South Korea	7,750	Mar 2013 - Jun 2013
Venus Heritage	95,800	2010	Japan	9,000	May 2013 - Jul 2013
Venus History	95,800	2011	Japan	8,000	Jan 2013 - May 2013
Venus Horizon	95,800	2012	Japan	9,500	Feb 2013 - May 2013
Capesize
Kanaris	178,100	2010	China	25,928	Sep 2011 - Jun 2031
Pelopidas	176,000	2011	China	38,000	Feb 2012 - Dec 2021
Subtotal	2,366,100
NEW BUILDS
Panamax
Hull No. 814	75,000	2H 2013	Japan
Hull No. 1659	76,600	1H 2014	Japan
Hull No. 1660	76,600	1H 2014	Japan
Hull No. 821	77,000	2H 2014	Japan
Hull No. 822	77,000	1H 2015	Japan
Post-Panamax
Hull No. 2396	84,000	2H 2015	Japan
Hull No. 2397	84,000	2H 2015	Japan
Capesize
Hull No. 8126	181,000	1H 2014	Japan	24,376 (7)	Jan 2014 - Jan 2024
Subtotal	731,200
Total	3,097,300

(i)

For newbuilds, the dates shown reflect the expected delivery date.

(ii)

Charter rate represents recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rates represents the weighted average gross charter rate over the duration of the applicable charter period or series of charter periods, as applicable. Charter agreements may provide for additional payments, namely ballast bonus, to compensate for vessel repositioning.

(iii)

The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of May 15, 2013, scheduled start dates.  Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

(iv)

Following the early redelivery of the Maritsa, in January 2013 the Company received a cash compensation payment of $13.1 million, which will be amortized over the period of the new period time charter with the same charterer.  The agreed gross daily charter rate is $8,000.

(v)

A period time charter with forward delivery in August 2013 at a gross daily charter rate linked to the Baltic Panamax Index (“BPI”) plus a premium of 6.5%.

(vi)

A period time charter at a gross daily charter rate linked to the BPI plus a premium of 4%.  Net daily charter rate payable will be reduced by an amount equal to $1,000 per day.

(vii)

The charter agreement grants the charterer the option to extend the period time charter for an additional twelve months at a time, at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.  The charter agreement also grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the period time charter period, at a price of $39 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year.  The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party.

The contracted employment of fleet ownership days is:

2013 (remaining) ……………….....56%

2013 (full year) ……………………72%

2014 …..…………………………...29%

                                      2015

…..…………………………....12%

Capital Expenditure Requirements and Liquidity

As of March 31, 2013, the remaining capital expenditure requirements to shipyards or sellers, net of commissions for the delivery of six newbuilds amounted to $171.5 million, of which $46.1 million was scheduled to be paid in 2013, $74.2 million in 2014 and $51.2 million in 2015.

As of March 31, 2013, the Company had liquidity of $162.5 million, consisting of $12.8 million in cash and short-term time deposits, $37.2 million in short-term restricted cash, $3.9 million in long-term restricted cash, $68.6 million available under existing revolving credit facilities and $40.0 million undrawn availability against the Company’s $50.0 million floating rate note.

Apart from the above loan and credit facilities and commitments, the Company utilizes cash flows from operations generated by its contracted period time charters and cash compensation to be received in connection to early redeliveries. The Company also has the ability to borrow additional amounts secured by the Company’s newbuild vessels, on which additional financing may be contracted, upon delivery of such vessels to the Company as and if required.

Dividend Declaration

The Company’s Board of Directors declared a cash dividend on the Company’s common stock of $0.05 per share payable on or about June 7, 2013 to shareholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (the “NYSE”) on May 27, 2013.

The Company has 76,676,508 shares of common stock issued and outstanding as of today’s date.

The Board of Directors of the Company is continuing a policy of paying out a portion of the Company’s free cash flow at a level it considers prudent in light of the current economic and financial environment. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to the Company’s growth strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in the Company’s existing and future debt instruments and (v) global financial conditions. Accordingly, the Company may reduce or not pay dividends in the future.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “Our Board of Directors has declared our twentieth consecutive dividend since our IPO in the amount of $0.05 per share. We continue to be focused on reducing our counterparty risk through early redeliveries while strengthening our cash position. We closely monitor the newbuild and secondhand markets and have contracted to acquire two eco-design newbuild Panamax class vessels each at an attractive price to better position ourselves before the next recovery in the shipping cycle.”

 Conference Call

On Thursday, May 16, 2013 at 9:00 A.M. EDT, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until May 27, 2013 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of First Quarter 2013 Results

Net income decreased by 25% to $16.1 million for the first quarter of 2013 from $21.6 million for the first quarter of 2012, mainly due to the following factors:

Net revenues: Net revenues remained almost unchanged at $44.2 million for the first quarter of 2013, compared to $44.1 million for the same period in 2012. The Company operated 24.97 vessels on average during the first quarter of 2013, earning a TCE3 rate of $18,113, compared to 18.88 vessels and a TCE rate of $24,890 during the same period in 2012.

Vessel operating expenses: Vessel operating expenses increased by 22% to $9.9 million for the first quarter of 2013, compared to $8.1 million for the same period in 2012. The increase in operating expenses is mainly attributable to an increase in ownership days by 31% to 2,247 days for the first quarter of 2013 from 1,718 days for the same period in 2012.

Depreciation: Depreciation increased to $8.8 million for the first quarter of 2013, compared to $7.3 million for the same period in 2012, as a result of an increase in the average number of vessels operated by the Company during the first quarter of 2013.

Interest expense: Interest expense increased by 44% to $ 2.6 million in the first quarter of 2013 from $1.8 million for the same period in 2012 as a result of the increase in the average amount of loans and credit facilities by the Company during the first quarter of 2013.

Gain/(loss) on derivatives: Gain on derivatives was $ 0.1 million in the first quarter of 2013, compared to a loss of $1.2 million for the same period in 201 2, as a result of the mark-to-market valuation of the Company’s interest rate swap transactions that are employed to manage the risk relating to interest rate exposure of our loan and credit facilities. These swaps economically hedge the interest rate exposure of the Company’s aggregate loans outstanding. The average remaining period of our swap contracts is 2.8 years as of March 31, 2013.  The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing interest rates at that time.

Daily vessel operating expenses4: Daily vessel operating expenses decreased by 6% to $4,412 for the first quarter of 2013, compared to $4,713 for the same period in 2012. The decrease is mainly attributable to the decrease in lubricant and store expenses in the first quarter of 2013 compared to the same period in 2012, during which initial supplies for two newbuild vessels were acquired.

Daily general and administrative expenses4: Daily general and administrative expenses decreased by 13% to $1,176 for the first quarter of 2013, compared to $1,358 for the same period in 2012. The decrease is mainly attributable to the higher number of ownership days during the first quarter of 2013, compared to the first quarter of 2012.

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3 Time charter equivalent rates, or TCE rates, represent the Company’s charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

4 See Table 2.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended March 31,
	2012	2013
REVENUES:
Revenues	44,804	45,172
Commissions	(732)	(945)
Net revenues	44,072	44,227
EXPENSES:
Voyage expenses	(1,311)	(4,035)
Vessel operating expenses	(8,097)	(9,914)
Depreciation	(7,322)	(8,836)
General and administrative expenses	(2,333)	(2,642)
Operating income	25,009	18,800
OTHER (EXPENSE) / INCOME:
Interest expense	(1,825)	(2,575)
Other finance costs	(390)	(216)
Interest income	282	271
(Loss)/gain on derivatives	(1,241)	63
Foreign currency (loss)/gain	(10)	36
Amortization and write-off of deferred finance charges	(211)	(310)
Net income	21,614	16,069

Earnings per share	0.30	0.21
Weighted average number of shares	71,868,950	76,673,484

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2012	March 31, 2013
ASSETS
Cash, time deposits & restricted cash	125,524	50,004
Other current assets	46,305	47,791
Vessels, net	810,001	834,424
Advances for vessel acquisition and vessels under construction	39,902	42,165
Restricted cash non-current	3,923	3,923
Long-term investment	50,000	50,000
Other non-current assets	6,559	6,294
Total assets	1,082,214	1,034,601

LIABILITIES AND EQUITY
Current portion of long-term debt	19,199	22,576
Other current liabilities	28,294	31,165
Long-term debt, net of current portion	596,468	527,944
Other non-current liabilities	12,397	14,794
Shareholders’ equity	425,856	438,122
Total liabilities and equity	1,082,214	1,034,601

TABLE 1

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EPS

	Three-Months Period Ended March 31,
(In thousands of U.S. Dollars except for share and per share data)	2012	2013
Net Income - Adjusted Net Income
Net Income	21,614	16,069
Plus Loss/(gain) on Derivatives	1,241	(63)
Plus Foreign Currency Loss/(gain)	10	(36)
Adjusted Net Income	22,865	15,970

EBITDA - Adjusted EBITDA
Net Income	21,614	16,069
Plus Net Interest Expense	1,543	2,304
Plus Depreciation	7,322	8,836
Plus Amortization	211	310
EBITDA	30,690	27,519
Plus Loss/(gain) on Derivatives	1,241	(63)
Plus Foreign Currency Loss/(gain)	10	(36)
ADJUSTED EBITDA	31,941	27,420

EPS – Adjusted EPS
Net Income	21,614	16,069
Adjusted Net Income	22,865	15,970
Weighted average number of shares	71,868,950	76,673,484
EPS	0.30	0.21
Adjusted EPS	0.32	0.21

Adjusted Net Income represents net income before gain/(loss) on derivatives and foreign currency.

EBITDA represents net income before interest, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before gain/(loss) on derivatives and foreign currency. EBITDA and adjusted EBITDA are not recognized measurements under US GAAP. EBITDA and adjusted EBITDA assist the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA and adjusted EBITDA information. The Company believes that EBITDA and adjusted EBITDA are useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions and the calculation of adjusted EBITDA generally further eliminates the effects of early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA, adjusted EBITDA, Adjusted Net Income and Adjusted EPS have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA and adjusted EBITDA should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and adjusted EBITDA are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Table 2: Fleet Data and Average Daily Indicators

	Three-Months Period Ended March 31,
	2012	2013

FLEET DATA
Number of vessels at period’s end	20	26
Average age of fleet (in years)	4.10	4.96
Ownership days (1)	1,718	2,247
Available days (2)	1,718	2,219
Operating days (3)	1,715	2,214
Fleet utilization (4)	99.8%	98.5%
Average number of vessels in the period (5)	18.88	24.97

AVERAGE DAILY INDICATORS
Time charter equivalent rate (6)	$24,890	$18,113
Daily vessel operating expenses (7)	$4,713	$4,412
Daily general and administrative expenses (8)	$1,358	$1,176

_____________

1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

2)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

3)

Operating days represent the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

6)

Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

8)

Daily general and administrative expenses include daily fixed and variable management fees payble to our Manager and daily costs payable to third parties in relation to our operation as a public company. Daily general and administrative expenses are calculated by dividing general and administrative expenses by ownership days for the relevant period.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s current fleet consists of 26 drybulk vessels, all built 2003 onwards, and the Company has contracted to acquire eight additional drybulk newbuild vessels to be delivered at various dates through 2015.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 (210) 899-4980

Fax: +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com